FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group ("RBS") - Interim Results 2009

7th August 2009

The Royal Bank of Scotland Group (RBS) is pleased to advise that the interim results for the period ended 30 June 2009 have now been published.

You can access the details of the announcement and the analyst presentation by clicking on the links below. The presentation will also be available to download as a podcast shortly afterwards.

•	View company announcement

•	View analyst presentation slides

END

For Analyst enquiries, please contact:

Richard O'Connor

Head of Investor Relations

Tel: +44 (0) 207 672 1758

For Media enquiries, please contact:

Andrew Wilson

Head of Group Corporate Affairs

Tel:   +44 (0) 131 626 4022
Mob: +44 (0) 7810 636995

Neil Moorhouse

Media Relations

Tel: +44 (0) 131 523 4414
Mob: +44 (0) 7786 680029

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  07 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat